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                                                                    EXHIBIT 99.1

                                 [PRESS RELEASE]

INTEGRATED SECURITY SYSTEMS, INC. ANNOUNCES FINANCIAL RESTRUCTURING PLAN

October 27, 2000 - For Immediate Release

IRVING, Texas - (BUSINESS WIRE) - Oct. 27, 2000 - Integrated Security Systems, Inc. (OTCBB:IZZI - news) today announced that it plans to submit to stockholders for approval a financial restructuring plan.

The company's largest stockholders, Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth and Income Trust PLC (both managed by Renaissance Capital Group, Inc.) have agreed to exchange all their convertible debentures, convertible notes, notes, and accrued interest into a new class of preferred stock.

The new preferred stock (Class E) would have approximately $6 million principal amount, a 5% dividend that accrues but is not paid until redemption and would be convertible into shares of IZZI common stock at $.20 per share. This preferred series would be redeemable in years three through five, or earlier from the proceeds of the sale of certain assets.

These same stockholders have agreed to advance a combined $1 million in notes to IZZI in a private placement. In the event IZZI receives at least $100,000 in additional subscriptions under this placement, the aforementioned $1 million in notes will be exchangeable into IZZI's Class F convertible preferred stock. The Class F convertible preferred stock will have a 5% dividend, which accrues for two years, and is convertible into common shares at $.20 per share. The notes will mature in 120 days unless exchanged for the preferred stock.

The effect of this proposal, if approved, would be:

1. The elimination of debt, debt service requirements and debt covenants would improve IZZI's operating flexibility.

2.   IZZI would have a minimum of a $1 million cash infusion.

3. The common stockholders, other than Renaissance, would be diluted. If the Renaissance group fully converted their holdings, they would have approximately 77% of the common equity of IZZI after this proposed transaction versus 47% prior to this proposal.

A proxy statement will be mailed to all stockholders soon. It will recommend approval of these transactions and a one for ten reverse split of the stock. It will also recommend authorization of additional common shares to accommodate these transactions.

"The Board of Directors of IZZI has considered numerous financing alternatives over the past six months," stated C.A. Rundell, Jr., Chairman and Chief Executive Officer of the company. "None was as attractive, or presented the same opportunity for intermediate term recovery for the shareholders as this recommended restructuring. I am pleased that Renaissance has seen enough progress in operations of the

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company over the recent past to believe this restructuring and further investment on their part will aid the company."

The Board of Directors unanimously recommends the approval of this restructuring.

Headquartered in Irving, Texas, IZZI is a high technology company that designs, develops and markets security software to the commercial, industrial and governmental marketplaces. IZZI's Intelli-Site NT provides users with a software solution that integrates existing subsystems from multiple vendors without incurring the additional costs associated with upgrades or replacement. Intelli-Site NT features a user-defined graphics interface that controls various security devices within one or multiple facilities. IZZI is also a leading provider of traffic control and safety systems within the road and bridge and perimeter security gate industries. In addition, IZZI designs, manufactures and distributes automatic gates for highway railroad crossings including FWHA accepted safety barrier gates that are designed to prevent vehicular intrusion onto railroad crossings. IZZI conducts its design, development, manufacturing and distribution activities through two wholly-owned subsidiaries: Intelli-Site, Inc. and B&B Electromatic, Inc.

This information contains certain forward-looking statements. It is important to note that IZZI's actual results could differ materially from those projected by such forward-looking statements. Important factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to, the following: operations may not improve as projected, new products may not be accepted by the marketplace as anticipated, or new products may take longer to develop than anticipated.

                                   CONTACTS:

                       Integrated Security Systems, Inc.
                       C. A. Rundell, Jr., Chairman, CEO
                     Holly J. Burlage, Vice President, CFO
                                 (972) 444-8280
                           www.integratedsecurity.com
                              www.intelli-site.com
                                www.bbgates.com


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